02/22/02 12:34 FA[illegible] REG-SYS SUPPORT ☑002



02006981

HB. VF 3-6-02

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SEC FILE NUMBER
8-51213

[UNI]TED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III


SEC MAIL PROCESSING
RECEIVED
FEB 2 8 2002
WASH. D.C.
SEC

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Westchester Capital Planning Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

50 Main Street (Suite 1000)
(No. and Street)

White Plains, NY 10606
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Ross (914) 682-6809
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jeffrey Melegrano, CPA, PC.
(Name — if individual, state last, first, middle name)

Harwood Building (310) Scarsdale, N.Y. 10583
(Address) (City) (State) (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/28/02

OATH OR AFFIRMATION

I, Michael Ross, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Westchester Capital Planning, Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President
Title

ASTRID M. ROGERS
Notary Public, State of New York
No. 01RO5069587
Qualified in Westchester County
Commission Expires 11/26/02

Astrid M. Rogers 2/26/02
Notary Public

This report** contains (check all applicable boxes):

- ☐ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WESTCHESTER CAPITAL PLANNING, INC.

AUDITED FINANCIAL STATEMENTS
AND
INDEPENDENT AUDITOR'S REPORT

DECEMBER 31, 2001 and 2000

JEFFREY D. MELAGRANO, C.P.A., P.C.
HARWOOD BUILDING
SCARSDALE, NEW YORK 10583

Member
NY State Society of CPAs

Telephone (914) 723-3400
Facsimile (914) 723-8317

Independent Auditor's Report

Board of Directors and Shareholders
Westchester Capital Planning, Inc.

We have audited the accompanying balance sheets of Westchester Capital Planning, Inc. as of December 31, 2001 and 2000 and the related statements of income, accumulated deficit, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Westchester Capital Planning, Inc. as of December 31, 2001 and 2000 and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying schedule is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



February 25, 2002

Westchester Capital Planning, Inc.
Balance Sheet

	December 31, 2001	2000
ASSETS		
Current Assets		
Cash	$2,114	$4,716
Commissions receivable	839	1,144
Total Current Assets	2,953	5,860
Fixed Assets		
Computer equipment	2,183	
Accumulated depreciation	(250)	
	1,933	
Other Assets		
Investments	7,969	5,544
Security deposits	540	540
Total other assets	8,509	6,084
TOTAL ASSETS	$13,395	$11,944
LIABILITIES AND STOCKHOLDER'S EQUITY		
Current Liabilities		
Accrued expenses	$1,981	$2,000
Stockholder's Equity		
Common stock		
no par value, 200 shares authorized, issued, and outstanding	2,000	2,000
Additional paid in capital	18,422	18,422
Retained deficit	(9,008)	(10,478)
Total Stockholder's Equity	11,414	9,944
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$13,395	$11,944

See notes to financial statements

Westchester Capital Planning, Inc.

Statement of Income and Retained Deficit

	Years Ended December 31, 2001	2000
Revenues		
Commission income	$60,027	$38,966
Fee based income	2,000	300
Interest and dividends	191	186
Total Revenue	62,218	39,452
Expenses		
Officer compensation	2,000	2,000
Payroll taxes	169	233
Advertising	1,953	
Auto expense	1,924	
Bank charges	115	135
Depreciation expense	250	
Dues and subscriptions	135	380
Taxes and fees	150	150
Licenses & registration	761	1,409
Medical insurance	3,059	4,814
Insurance	315	410
Supplies	728	71
Office expense	1,096	30
Estate planning costs	375	335
Legal and accounting	6,690	6,686
Rent and office services	5,494	4,848
Professional education		326
NYS Franchise tax	100	100
Postage	2,001	200
Telephone	5,765	4,914
Total operating expenses	33,080	27,041
Net Income	29,138	12,411
Retained deficit beginning of year	(10,478)	(11,296)
Shareholder distributions	(27,668)	(11,593)
Retained deficit end of year	($9,008)	($10,478)

See notes to financial statements

Westchester Capital Planning, Inc.
Statement of Cash Flows

	Years Ended December 31, 2001	2000
Cash flows from operating activities:		
Net income	$29,138	$12,411
Adjustment to reconcile net income to cash provided by operating activities:		
Depreciation	250	
Receivables	305	1,115
Accounts payable	(19)	1,833
Security deposit		(240)
Cash provided by operating activities	29,674	15,119
Cash flows from investing activities:		
Fixed asset purchase	(2,183)	
Purchase of securities	(2,425)	(5,544)
Cash (used) for investing activities	(4,608)	(5,544)
Cash flows from financing activities:		
Shareholder distribution	(27,668)	(11,593)
Cash (used) for financing activities	(27,668)	(11,593)
(Decrease) Increase in cash for period	(2,602)	(2,018)
Cash - beginning of period	4,716	6,734
Cash - end of period	$2,114	$4,716

See notes to financial statements

WESTCHESTER CAPITAL PLANNING, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2001 and 2000

1 - Organization and Description of the Business

Westchester Capital Planning, Inc. (the ''Company''), is a New York company, which provides financial services to investors.

2 - Summary of Significant Accounting Policies

The Company is on the accrual basis of accounting whereby income is recognized when earned and expenses are recognized when incurred.

3 - Investments

Investments are stated at cost. The fair market value of investments as of December 31, 2001 and 2000 was $7,407 and $4,554 respectively.

4 - Income Taxes

There is no provision for federal income taxes because the Company is organized as an S-corporation under federal tax law.

5 - Net Capital Requirements

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule, which requires the maintenance of minimum net capital. At December 31, 2001 and 2000 the company was in compliance with its capital requirements and had excess net capital of $2,226 and $2,638 respectively as detailed on page 5.

Westchester Capital Planning, Inc.
Statement of Net Capital

	Years Ended December 31, 2001	2000
Total assets	$13,395	$11,944
Less: adjustment to market for investments	562	989
Less: total liabilities	1,981	2,000
Net worth	10,852	8,955
Less: non allowable assets	2,473	540
Current capital	8,379	8,415
Less: haircuts	1,153	777
Net capital	7,226	7,638
Required net capital	5,000	5,000
Excess net capital	$2,226	$2,638
Aggregate indebtedness	$1,981	$2,000
Aggregate indebtedness to net capital	27.41%	26.18%

See notes to financial statements